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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

ARTIFICIAL LIFE, INC.

________________________________________________________________________________________________________________________

(Name of Issuer)

COMMON STOCK, $.01 PAR VALUE PER SHARE

________________________________________________________________________________________________________________________

(Title of Class Securities)

04314Q105

____________________________________

(CUSIP Number)

December 31, 2005

_______________________________________________________________________________________________

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

|_|	Rule 13d-1(b)
|X|	Rule 13d-1(c)
|_|	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosure provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 2 of 5 Pages

CUSIP No. 04314Q105

1	NAME OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Accelera Ventures Limited
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) |_| (b) |X|
3	SEC Use Only
4	Citizenship or Place of Organization British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	Sole Voting Power 2,544,118
	6	Shared Voting Power N/A
	7	Sole Dispositive Power 2,544,118
	8	Shared Dispositive Power N/A
9	Aggregate Amount Beneficially Owned by Each Reporting Person 2,544,118
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) N/A
11	Percent of Class Represented by Amount in Row (9) 9.38%
12	Type of Reporting Person (See Instructions) 00

Page 3 of 5 Pages

Item 1.

(a)	Name of Issuer

Artificial Life, Inc.

(b)	Address of Issuer’s Principal Executive Offices

4601 China Online Centre

333 Lockhart Road

Wanchai

Hong Kong

Item 2.

(a)	Name of Person Filing

This statement is being filed by Accelera Ventures Limited.

(b)	Address of Principal Business office or, if None, Residence

East Asia Chambers

P.O. Box 901

Road Town, Tortola

British Virgin Islands

(c)	Citizenship

Item 4 of the cover page is incorporated by reference

(d)	Title of Class Securities

Common Stock, Par Value $0.01 Per Share

(e)	CUSIP Number

04314Q105

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:
(a)	|_|	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)	|_|	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	|_|	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

Page 4 of 5 Pages

(d)	|_|	Investment company registered under section 8 of the Investment Company Act (15 U.S.C. 80a-8).
(e)	|_|	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E).
(f)	|_|	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(ii)(F).
(g)	|_|	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G).
(h)	|_|	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).
(i)	|_|	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).
(j)	|_|	Group in accordance with § 240.13d-1(b)(ii)(J).

Item 4.	Ownership

Common Stock:

Items 5-9 and 11 the cover sheet are incorporated by reference.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class securities, check the following  |_|

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not Applicable

Item 8.	Identification and Classification of Members of the Group.

Not Applicable

Item 9.	Notice of Dissolution of Group.

Not Applicable

Item 10.	Certification:
(a)	The following certification shall be included if the statement is filed pursuant to § 240.13d-1(b):

Page 5 of 5 Pages

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

Date: February 17, 2006

ACCELERA VENTURES LIMITED /s/ Dennis Kam
Dennis Kam, Director